SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 10-C/A


                               AMENDMENT NUMBER 1


                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM
                  FILED PURSUANT TO SECTION 13 OR 15(D) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17
                              OR 15D-17 THEREUNDER


                       NEW ENGLAND COMMUNITY BANCORP, INC.
                       -----------------------------------
                 (EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER)

                     P.O.BOX 130, WINDSOR, CONNECTICUT 06095
                     ---------------------------------------
                    (Address of principal executive offices)

Issuer's telephone number, including area code:  (860) 688-5251

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.       Title of security:             COMMON STOCK

2.       Number of shares outstanding before the change:  2,080,692


3.       Number of shares outstanding after the change: 3,084,309


4.       Effective date of change:  NOVEMBER 30, 1995

5.       Method of change:  Specify method (such as merger, acquisition, exchange, distribution,stock split, reverse split, acquisition of
            stock for treasury, etc.)      REORGANIZATION

Give brief description of transaction: ISSUANCE OF STOCK PURSUANT TO A PLAN AND AGREEMENT OF REORGANIZATION DATED MARCH 14, 1995 AND AMENDED MARCH 30, 1995 ("THE REORGANIZATION AGREEMENT"). PURSUANT TO THE REORGANIZATION AGREEMENT, WITH THE EXCEPTION OF SHARES HELD BY DISSENTING SHAREHOLDERS, AND SHARES OF THE EQUITY BANK ("EQUITY") OWNED BY NEW ENGLAND COMMUNITY BANCORP, INC. ("NECB"), NECB ACQUIRED ALL OF THE OUTSTANDING SHARES OF EQUITY COMMON STOCK THROUGH THE ISSUANCE OF 1.85 SHARES OF THE NECB'S COMMON STOCK IN EXCHANGE FOR EACH SHARE OF EQUITY COMMON STOCK. PURSUANT TO THE REORGANIZATION AGREEMENT, EQUITY WILL CONTINUE TO OPERATE UNDER ITS EXISTING NAME AND CHARTER AS A SEPARATE BANK SUBSIDIARY OF NECB.

                          II. CHANGE IN NAME OF ISSUER

1.    Name prior to change:

2.    Name after change:

3.    Effective date of charter amendment changing name:

4.    Date of shareholder approval of change, if required:


Date: JANUARY 3, 1996                     S/S ANSON C. HALL
      --------------------------         --------------------------
                                          Anson C. Hall
                                          Treasurer